February 26, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Life Sciences

Re: MEI Pharma, Inc.

Registration Statement on Form S-3

Filed February 20, 2024

File No. 333-277201

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MEI Pharma, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-277201), so that such registration statement may become effective at 2:00 p.m. (Washington, D.C. time) on February 28, 2024, or as soon as practicable thereafter.

MEI PHARMA, INC.

By:	/s/ Justin J. File
Name:	Justin J. File
Title:	Chief Financial Officer